                                                         SOLAR ENERGY LIMITED
                                                      145-925 West Georgia Street
                                                               Vancouver
                                                   British Columbia, Canada V6C 3L2

October 20, 2005

Scott Ruggiero
Mail Stop 3561
Division of Corporate Finance
450 Fifth Street, N.W.
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

Via Facsimile (202) 772-9203

         RE:      Solar Energy Limited
                  Form 10-KSB for Fiscal Year Ended December 31, 2004
                  Form 10-QSB for the Quarterly Period Ended June 30, 2005
                  File No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated September 7, 2005 related to our disclosure for Solar Energy Limited ("Company") both on Form
10-KSB for the year ended December 31, 2004, filed on May 17, 2005 and Form 10-QSB for the quarter ended June 30, 2005, filed on
August 19, 2005.

We apologize for the delayed response to your questions.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Andrew Wallace
         Chief Executive Officer
         Solar Energy Limited
         145-925 West Georgia Street
         Vancouver, British Columbia V6C 3L2
         Canada
         Telephone: (604) 669-4771
         Facsimile: (604) 669-4731

The following are our detailed responses to your comments.

Form 10-KSB for the Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

1.   We have reviewed you response to our prior comment number 2. Please tell us where you record your 33% minority interest in
     Renewable Energy Corporation ("RECO") in your statement of operations or otherwise confirm that you have stopped recording losses on your investment because the carrying amount has been reduced to 0. If so, in future filings, you should disclose this fact.

Response:
     We recorded our 33% minority interest in Renewable Energy Corporation ("RECO") as Other Income (Expense) on our statement of operations under an income item labeled "Minority Interest". The amounts recorded represent 33% of the losses of RECO that were consolidated with the operations of the Company prior to the sale of 42% of the Company's 63% ownership of RECO in April of
     2004.  The Company retained 21% of the common stock of RECO at December 31, 2004, and records its investment on the equity method. However, since the carrying amount has now been reduced to $0, there will be no need to record a future minority interest in RECO, or any portion of RECO's losses. We intend to disclose this position in future filings.

Note 1- Summary of Significant Accounting Policies, page F-11

a. Organization, page F-12

2.   We have reviewed your response to our prior comment number 5. It appears that you should not have recognized a gain on the exchange of your investments in Sunspring, Inc. and RECO for the common and preferred stock of Sun Power Corporation since it was subject to a mutual cancellation period. Please revise your financial statements to reverse the $64,573 gain you recognized in
     2001.

Response:
     The 2001 financials will be revised to reflect the gain on sale of Sunspring, Inc. and RECO as an unrealized gain recorded as
     Other Comprehensive Income in the Equity section. When the investment returns to the company in 2002, the amount will be returned to the basis in this investment.

3.   Additionally, please provide us with the following additional information separately for both your investments in Sunspring, Inc.
     and RECO:

o        The amount and date of your initial investment along with the amounts and dates of each subsequent investment. Indicate the cumulative percentage of ownership in each instance.

o        The amount of net income/(loss) for each year from the date of investment through December 31, 2004 or the date of deconsolidation for RECO.

o        The dates and amounts of all advances.

o        Please provide the above information in a roll-forward schedule which identifies the beginning balance, changes resulting from additional advances, investments, net income/(loss) and ending balance.

o        Tell us if Sunspring or RECO conducted any operations from November 26, 2001 through December 30, 2002, and if so, how you accounted for these results of operations.

Response:
     Please see attached roll-forward schedules. Sunspring, Inc. and RECO had no operations for the period beginning November 26, 2001 and ending December 30, 2002.

4.   We note your response to our prior comment number 7. Tell us why RECO, a consolidated subsidiary, would have suspended or unrecognized losses subject to recapture which resulted in a gain upon deconsolidation. This comment also applies to your like disclosure regarding the recapture of losses for Sunspring, Inc.

Response:
     Please note that there are no "suspended or unrecognized losses" in RECO or Sunspring, Inc. The described gain is a result of the removal of notes receivable, an adjustment to the Company's retained earnings for the past losses of RECO as consolidated and the removal of the minority interest. The unrecognized losses described are due to an adjustment to the retained deficit of the
     Company upon deconsolidation, and is necessary as follows:

         If the equity method was applied to the recording of this investment, a company would record its portion of the losses of
         RECO in its income statement which would decrease retained losses and decrease the investment. On the equity method a company stops recording the losses once the investment value reaches $0. On the consolidation method, however, the losses continue to be recorded, thus driving the retained losses down and upon deconsolidation the basis in the investment is negative. An adjustment must be made to the books of the parent company upon removal of the subsidiary for the retained losses of the subsidiary since the retained earnings must roll forward from one period to the next. When the retained losses exceed the investment, this creates a gain upon deconsolidation to return the investment to $0 using the equity method.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Interim Consolidated Balance Sheets, page 4

5.   We note that you have revised your December 31, 2004 balance sheet presented in your recently filed Form 10-Q. You have also indicated in your August 19, 2005 responses to our prior comment numbers 1, 2, and 8 that you intend to amend your Form 10-KSB for the year ended December 31, 2004. Upon the conclusion of our review, in addition to amending your 2004 Form 10-KSB, we would expect you to amend your most recent Form 10-Q to disclose these facts and label your statement of operations and balance sheet for the year ended December 31, 2004 as "restated." Your Disclosure should include the resulting effects of your restatement on previously reported financial statements. Refer to paragraph 26 of APB No.9, Reporting the Results of Operations or paragraph 26 of SPAS No. 154, Accounting Changes and Error Corrections.

Response:
     We intend to restate our financial statements for the period ended December 31, 2004 on Form 10-KSB, March 31, 2005 on Form
     10-QSB and June 30, 2005 on Form 10-QSB all of which will include the results of the audit restatement as required by paragraph
     26 of APB No.9, Reporting the Results of Operations or paragraph 26 of SPAS No. 154, Accounting Changes and Error Corrections.

Interim Consolidated Statements of Cash Flows (Unaudited), page 6

6.   We note your presentation of $50,000 of cash paid for mining and mineral rights in the investing activities section of your interim consolidated statement of cash flows for the six-month period ended June 30, 2005, representing the return in cash of your $50,000 deposit on mining and mineral rights. We also note your disclosure in Note 9 that you have collected $25,000 as of
     June 30, 2005 with $25,000 remaining uncollected. Please revise your filing to correct this inconsistency.

     Response:
         We intend to revise our filing to correct this inconsistency. The statement of cash flows will be revised to match the disclosure in the notes to the financial statements.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-KSB for the year ended December 31, 2004, or on Form 10-QSB for the quarter ended June 30,
2005, please contact me.  I may be reached at (604) 669-4771.

Sincerely,

/s/ Andrew Wallace
Andrew Wallace
Chief Executive Officer

Attachments

Solar Energy LTD
Investment in Sunspring
    31-Dec-04

                                                                                            Ownership
                                                                              cost          interest

     06/01/00  organized Sunspring, no investment made                                                100%
                                                                                         -
               advances to Sunspring
                                                                                    93,000
     12/01/00  Net income / (loss)                                                (91,206)            100%

                                                                             --------------
Balance at December 31, 2000
                                                                                     1,794
     02/26/01  advance to Sunspring
                                                                                    20,000
     05/10/01  advance to Sunspring
                                                                                    12,500
               payback of advance                                                 (25,000)
     11/26/01  Net income / (loss) through 11/26/2001                             (69,520)

                                                                             --------------
Balance at November 26, 2001                                                      (60,226)            100%

Sale of investment in Sunspring for 2,000,000 common shares
               of Sun Power and 8 mil preferred shares valued at $0                                         gain recorded .
                                                                                    60,226

                                                                             --------------
Balance at November 27, 2001                                                                         0.00%
                                                                                         -

Rescission of Sun Power agreement record goodwill                                 (26,998)            100%  negative goodwill combines with reco positive goodwill for a net goodwill on the financials of 54,125.
               Net income / (loss) through 12/31/2002
                                                                                         -

                                                                             --------------
Balance December 31, 2002                                                         (26,998)

               Net income / (loss) through 12/31/2003
                                                                                     1,416

                                                                             --------------
Balance December 31, 2003
                                                                                  (25,582)

               Net income / (loss) through 12/31/2004                             (30,803)
               Removal of negative goodwill
                                                                                    26,998
                                                                             --------------
                                                                             --------------
Balance December 31, 2004
                                                                                  (29,388)
                                                                             ==============

Note:          This is how the investment was originally recorded.

Solar Energy LTD
Investment in RECO and REEL
     31-Dec-04

                                                                                             Ownership       minority
                                                                               cost          interest        interest

        Jan-99  investment in RECO 350,000 shares issued
                                                                                    420,000           100%
        Jan-99  Cash disbursed for investment in RECO                                                 100%
                                                                                     20,000
          1999  Advances to RECO
                                                                                    275,000
                Net income/(loss) for year 12/31/1999                             (132,076)

                                                                              --------------                --------------
Balance December 31, 1999                                                           582,924           100%

        Apr-00  Advances to RECO
                                                                                     10,000
        Jun-00  sold RECO for 63% interest in Jade Electric (REEL)                (592,924)             0%

                                                                              --------------                --------------
Balance June 30, 2000
                                                                                          -

Transfer of investment in RECO to REEL                                              592,924
        Jun-00  received 180,000 cash for sale of RECO
                    retained 63% of REEL whose only asset is RECO
                    thus sale of 37% of RECO to minority int. for cash            (162,800)         63.00%        162,800
        Dec-00  advances to RECO
                                                                                     60,000
                Net Income (loss) for ye 12/31/2000                               (195,395)                      (27,175)

                                                                              --------------                --------------
Balance December 31, 2000                                                           294,729                       135,625

     2/26/2001  advances to RECO
                                                                                     15,000
     3/20/2001  advances to RECO
                                                                                     15,000
     4/17/2001  advances to RECO
                                                                                     10,000
     6/13/2001  advances to RECO
                                                                                     10,000
     8/15/2001  advances to RECO
                                                                                      5,000
                Net income (loss) for period ended 11/26/01
                                                                                   (76,876)                      (28,475)

                                                                              --------------                --------------
Balance at November 26, 2001 Investment in REEL                                     272,853         63.00%        107,150

Removal of Note from RECO                                                         (400,000)
removal of retained losses of RECO                                                  317,382       40.4347%

                                                                              --------------                --------------
Total investment in REEL post sale of RECO
                                                                                    190,235                       107,150

11/26/2002        Rescission of Sun Power agreement record goodwill
                                                                                     81,122
          Dec-02  advances to RECO
                                                                                     29,713
                  Net income (loss) for the ye 12/31/2002
                                                                                          -
                                                                              --------------                --------------
Balance at December 31, 2002                                                        301,070                       107,150
                  advances to RECO
                                                                                    137,645
                  net income (loss) for ye 12/31/2003                             (180,797)                      (66,968)

                                                                              --------------                --------------
Balance at December 31, 2003                                                        257,918
                                                                                                                   40,182

                  Net income (loss) for year
                  12/31/04                                                          (3,753)                       (1,238)

                  Forgiveness of debt to RECO                                     (167,358)
                  Sale of majority of RECO - Equity method account
                     adjustment for new holdings of 33%
                     Prior retained earnings
                  removal                                                           180,798
                  Write off of investment in REEL
                                                                                  (277,200)
                  Removal of minority interest                                                                   (38,944)
                                                                                     38,944
                  Write off of goodwill in RECO                                    (81,122)
                  book gain to bring investment up to 0 balance.
                                                                                     51,773

Balance at December 31, 2004
                                                                                          0                             -

Calculation of gain on conversion to equity method:

                  write-off of notes receivable                                     167,358
                  remove retained losses                                          (183,313)
                  remove minority interest                                         (40,182)

                  gain of sale of investment                                       (56,137)